UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 2)*

Imaging3, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

45249G100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 45249G100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,601,491
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,601,491

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45249G100	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,601,491
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,601,491

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45249G100	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,601,491
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,601,491

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,601,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45249G100	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Imaging3, Inc. beneficially owned by the Reporting Persons specified herein as of December 31, 2017 and amends and supplements the Schedule 13G dated as of and filed on July 1, 2016 and amended on February 14, 2017 (“Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 11,601,491 shares of Common Stock (“Shares”) as of December 31, 2017.

(b)	Percent of Class: 3.7%

The Reporting Persons’ beneficial ownership of 11,601,491 shares of Common Stock constitutes 3.7% of all the outstanding shares of Common Stock, based upon 310,082,295 shares of Common Stock outstanding, as reported by the Issuer in its most recent Form 10-Q.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 11,601,491

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 11,601,491

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies, Inc., in its capacity as investment manager for Gemini Master Fund, Ltd., is the beneficial owner of the Shares or that Steven Winters, in his capacity as president or principal of Gemini Strategies, Inc., is the beneficial owner of the Shares. Each of Gemini Strategies, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of the Shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45249G100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

GEMINI MASTER FUND, LTD.

By:	GEMINI STRATEGIES, INC., as investment manager

	By:	/s/ Steven Winters
	Name:	Steven Winters
	Title:	President

GEMINI STRATEGIES, INC.

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/ Steven Winters
Steven Winters

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).